SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 3)

Peter Kiewit Sons’, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value
(Title of Classes of Securities)

N/A
(CUSIP Number)

Michael F. Norton, Esq. Kiewit Plaza Omaha, Nebraska 68131 Telephone Number: (402) 342-2052
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, include all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 Pages)

CUSIP No. N/A	13D/A	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS Richard W. Colf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	[ ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,070,095
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,070,095
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,070,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. N/A	13D/A	Page 3 of 3 Pages

Item 4.

Purpose of Transaction.

See Item 5 below.

Item 5.

Interest in Securities of the Issuer.

In connection with the Offer to Exchange Outstanding Shares of Common Stock of Peter Kiewit Sons’, Inc. for Interests in the Peter Kiewit Sons’, Inc. Employee Ownership Plan, the Investor exchanged all of the Investor’s shares of Common Stock for Interests in the Peter Kiewit Sons’, Inc. Employee Ownership Plan. Each such Interest generally represents the voting and economic equivalent of a single share of Common Stock, although in most cases an Interest may not be exchanged for a share of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2007
(Date)

/s/ Richard W. Colf
(Signature)

Richard W. Colf
(Name)